Michael A. Conza, Esq.

Direct Dial: (617) 951-8459

E-Mail: mike.conza@bingham.com

February 10, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mark P. Shuman

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Re:	Kayak Software Corporation

    Amendment No. 3 to Registration Statement on Form S-1

    Filed February 9, 2011

    File No. 333-170640

Dear Mr. Shuman:

On behalf of our client, Kayak Software Corporation, a Delaware corporation (the “Company”), submitted herewith please find Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-170640, of the Company (as amended, the “Registration Statement”). The Registration Statement has been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated February 3, 2011 (the “Comment Letter”) and to effect updating and other changes. Enclosed in the federal express package to assist in your review please find a black-lined version of the Registration Statement, marked to show the changes against the original filing.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Comment:

Market and Industry Data, page i

1.	Please move this information to another location in the prospectus. The Summary section and Risk Factor sections should immediately follow the table of contents.

Based upon the Staff’s comment, the Company has revised page i of the Registration Statement so that the Prospectus Summary and Risk Factor sections immediately follow the table of contents.

Mark P. Shuman

U.S. Securities and Exchange Commission

February 10, 2011

Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

2.	We note your response to comment 22 in our letter dated December 15, 2010 but do not see the disclosure you state is contained in the management and director biographies. We are, therefore, reissuing the comment. You state that cofounders of Expedia, Travelocity and Orbitz started your company in 2004. If currently employed with you, please name these cofounders.

We note the Staff’s comment and respectfully submit that the Company believes that the disclosure requested by the Staff is currently presented in the executive officer and director biographies included in the Management section on pages 62 through 65 of the Registration Statement. However, in an effort to make such disclose more clear, the Company has revised page 65 of the Registration Statement to note Mr. Jones’ role as a founder of Travelocity.com Inc. More specifically, we direct the Staff’s attention to the following disclosure with respect to each of the officers and/or directors named below (which disclosure includes the referenced addition to Mr. Jones’ biography as mentioned above):

•

Daniel Stephen Hafner - “…Mr. Hafner helped establish Orbitz, Inc., an online travel company, and served as Orbitz, Inc.’s Executive Vice President for Consumer Travel Services from May 2000 until December 2003.”

•

Terrell B. Jones - “…Mr. Jones served in various positions with The SABRE Group, a distributor of electronic travel-related products and services, from 1986 until 2002, including most recently as Chief Executive Officer of Travelocity.com Inc., an online travel services provider which he helped found and which is currently a subsidiary of The SABRE Group…”

•	Gregory E. Slyngstad - “…Mr. Slyngstad was the Executive Vice President of Expedia.com, an online travel booking site that he helped establish during his 15 years at Microsoft Corporation…”

As disclosed in the Registration Statement, we note that of these three individuals, only Mr. Hafner is an employee of the Company.

Mark P. Shuman

U.S. Securities and Exchange Commission

February 10, 2011

Comment:

Results of Operations

Operating Metrics

Queries, page 35

3.	You disclose that you count a query each time a user requests specific travel information from you. Please additionally disclose whether a single user will be counted as multiple queries if such user makes multiple requests for travel information in support of a single travel search. Additionally, please disclose how many queries on average occur during a single travel search. Finally, please disclose how query metrics are used to understand and predict historical and future fluctuations in revenues.

Based upon the Staff’s comment, the Company has revised page 36 of the Registration Statement to disclose that multiple queries are counted in the event a single user performs multiple queries during a single visit to our website, to include average queries per visit, and to add additional disclosure for how our queries are used in predicting revenue.

Comment:

Executive Compensation

Compensation Discussion and Analysis

Bonus Awards, page 75

4.	For fiscal 2009 and fiscal 2010, please disclose your target goals as well as actual results. Alternatively, if you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a supplemental analysis supporting your conclusion. Additionally, with respect to your target revenue and target EBITDA goals, absent a convincing presentation that disclosure of such targets will provide competitors with insight into your business strategy which thereby presents a reasonable threat of competitive harm, the exclusion of such targets is not appropriate. For additional guidance, please refer to refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

Based upon the Staff’s comment, the Company has revised pages 76 and 77 of the Registration Statement to include target goals and actual results.

Comment:

Equity-Based Compensation

Fiscal Year 2010 Stock Option and Restricted Stock Awards, page 77

5.	For each of your named executive officers, please disclose how and why each was awarded the amount of options that they received.

Based upon the Staff’s comment, the Company has revised page 79 of the Registration Statement disclose how and why options were awarded.

Mark P. Shuman

U.S. Securities and Exchange Commission

February 10, 2011

Comment:

Summary Compensation Table, page 79

6.	Please refer to footnote (4). Please additionally disclose the factors that the board of directors took into consideration when awarding discretionary cash bonuses in excess of non-equity incentive compensation target amounts.

Based upon the Staff’s comment, the Company has revised page 81 of the Registration Statement to disclose factors considered in awarding discretionary bonuses.

Comment:

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

7.	We note your response to prior comment 52. In your response you indicate that cost categories best represent the key activities and decisions used to run your business, however it remains unclear to the Staff how such a presentation complies with Rule 5-03 of Regulation S-X. Please revise to present all direct costs, including technology and personnel, associated with your revenue producing activities as cost of revenues or explain in further detail why you believe such revision is not necessary. We also note in your response that you allocate depreciation and amortization costs to either technology or general and administrative costs although certain of these costs (e.g. website development, domain and trade name, technology, etc.) appear to be related to cost of revenues. If you intend to continue classifying depreciation and amortization related to cost of revenue in either your technology or general and administrative expense line items, disclosure of the exclusion and the amount should be made in the cost of revenue line caption in accordance with SAB Topic 11B.

We note the Staff’s comment and respectfully submit that the Company believes its cost of revenues as presented includes all direct costs attributable to providing its services as required by Rule 5-03. In support of this assertion, the Company notes that as previously disclosed, its direct cost of revenues consists primarily of air query fees paid to a third party software provider, along with certain other direct costs such as credit card processing fees. The Company further notes that the nature of its other non-direct costs is as follows:

Marketing

The Company’s marketing activities include both online and offline marketing programs aimed at directing users to its websites, as well as certain other marketing costs, such as co-marketing programs and public relations. The Company notes that these costs are not directly attributable to revenues.

Mark P. Shuman

U.S. Securities and Exchange Commission

February 10, 2011

Technology

The Company’s technology costs totaled approximately $9.7 million in the nine months ended September 30, 2010. The largest portion of those technology costs relate to the Company’s outsourced data center, which amounted to approximately $4.4 million. The data center powers the Company’s websites, and the Company notes that these costs are relatively fixed in nature and are not directly related to revenue generating activities. The Company’s spending in this area is a strategic decision that impacts the company’s “branding” (i.e. speed, ease of use, ability to compare results, etc.) but does not directly impact revenue, In addition, the Company also notes that technology costs include $1.4 million in depreciation expense related to computer equipment, software and website development and $2.3 million in amortization expense related to domain names. While the Company continues to believe that presentation of such amounts within Technology is appropriate, we will modify the cost of revenues caption in accordance with SAB Topic 11B to read as follows “cost of revenues (exclusive of depreciation and amortization included within Technology below)”, as is permissible for companies that do not present a gross profit line. The remainder of the technology expense is related to: (i) computer equipment and software used by the Company’s employees (that falls below the Company’s threshold for capitalization), (ii) software licensing fees and (iii) certain outside consultants.

Personnel

The Company notes that personnel costs include all wages and benefits paid to its employees and fall into the following major categories:

Technology: the majority of the Company’s employees are developers, engineers and technology support. Their key activities include product development, data analysis, quality assurance testing for changes to the website, internal systems support and maintenance. The Company does not view these functions as being directly related to revenue generating activities.

Business development and sales: the Company notes that the key responsibilities for these employees are maintaining relationships with key partners, negotiating contracts, selling advertising placements and billing customers. The Company does not view these functions as being directly related to revenue generating activities.

Marketing: the Company notes that its marketing personnel create and buy advertising placements and keywords on search engines, as well as manage relationships with key vendors. The Company does not view these functions as being directly related to revenue generating activities.

Mark P. Shuman

U.S. Securities and Exchange Commission

February 10, 2011

Corporate: the Company further notes that the main responsibilities for its corporate personnel include finance, accounting, legal and human resources activities. The Company does not view these functions as being directly related to revenue generating activities.

General and Administrative

The Company notes that these costs include facilities expense, including related depreciation and amortization of furniture, leasehold improvements, office equipment and customer relationship intangible assets, legal fees, accounting fees and other general costs, and the Company does not view these functions as being directly related to revenue generating activities.

Given that the various costs and expenses listed above do not directly relate to revenue generating activities, the Company believes it would be improper and misleading to include these costs and expenses in cost of revenues.

Comment:

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

8.	We note your response to prior comment 55 and your revised disclosure. Please clarify whether distribution revenue earned based on travel consumption is recorded in the actual month travel is consumed or in the subsequent month when your travel suppliers and online travel agencies report user consumption to you.

Based upon the Staff’s comment, the Company has revised page F-7 of the Registration Statement to clarify that distribution revenue based on consumption is generally recorded in the period of consumption.

Comment:

Marketing, page F-8

9.	We note your response to prior comment 56 that affiliate referral fees represent a portion of the revenues you earn from referrals to your website from affiliated websites. If these costs represent a portion of revenues you earn, please clarify why you believe these costs are not representative of a cost of revenue. Additionally, in your response you indicate that your presentation is consistent with certain peer companies, such as Priceline.com Incorporated and Expedia, Inc., however, your business appears somewhat dissimilar in that you direct users to your customers’ websites whereas those companies book travel for users. Please revise accordingly or explain in further detail why you believe such revision is not necessary.

Mark P. Shuman

U.S. Securities and Exchange Commission

February 10, 2011

We note the Staff’s comment and respectfully submit that under its affiliate program, the Company either co-brands an affiliate’s website to provide the Company’s services, or the Company places a search input box on the affiliate’s website that allows a user to directly initiate a query using the Company’s services. The Company notes that in either case, the Company interacts directly with the end-user and the travel providers, and as a result, the Company’s affiliates have no involvement with the provision of these services with respect to visitors of the applicable affiliate’s website. As such, the Company considers its affiliate program to be a marketing program that is aimed at directing people to use the Company’s service. The Company also notes that it pays its affiliates a fee that is based on revenues generated from such uses of the Company’s services. The Company believes that this structure is common in arrangements dealing with internet traffic in order to eliminate paying for unproductive links. The Company believes that the fees paid to these affiliates are most appropriately classified as marketing costs, because the purpose of the expense is to increase the number of travelers using the Company’s services.

With respect to recording affiliates’ costs, the Company does not believe that its business is dissimilar from Expedia and Priceline. In particular, the Company does not believe that the action of providing a booking service would cause affiliate costs to be classified differently in its financial statements than in those of other major travel websites. Although the Company does not presently provide a booking path as part of its service, the Company does directly interact with users of its websites, and the Company believes that it has been successful in increasing awareness of its brand and services to users who may be unfamiliar with the Company or its service offerings. As a result, the Company views these affiliate costs as marketing costs.

Mark P. Shuman

U.S. Securities and Exchange Commission

February 10, 2011

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 617-951-8459.

Sincerely,

Michael A. Conza

cc:	Philip L. Rothenberg, U.S. Securities and Exchange Commission

David Edgar, U.S. Securities and Exchange Commission

Patrick Gilmore, U.S. Securities and Exchange Commission

Daniel Stephen Hafner, Kayak Software Corporation

Karen Ruzic Klein, Kayak Software Corporation

Melissa W. Reiter, Kayak Software Corporation

Paul M. English, Kayak Software Corporation

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

David W. Mason, Bingham McCutchen LLP